May 23, 2005

VIA EDGARLINK

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 0306
450 Fifth Street, N.W.
Washington, DC 20549

Attn:	Peggy A. Fisher, Assistant Director Adélaja K. Heyliger Tara Harkins Jay Webb

Re:	Micrus Endovascular Corporation (formerly Micrus Corporation) Amendment Nos. 2 and 3 to Registration Statement on Form S-1 Filed May 6, 2005 and May 17, 2005, respectively File No. 333-123154

Ladies and Gentlemen:

     This letter is being filed in response to the comments set forth in your letter dated May 20, 2005 (the “Staff Letter”) relating to Amendment Nos. 2 and 3 to the Registration Statement (the “Registration Statement”) on Form S-1 of Micrus Endovascular Corporation (formerly Micrus Corporation) (“Micrus” or the “Company”) filed on May 6, 2005 and May 17, 2005, respectively, with the Securities and Exchange Commission (the “Commission” or the “Staff”). For your convenience, we have restated in bold each of the Staff’s comments below and numbered to correspond to the paragraphs numbered in the Staff Letter. Set forth below each comment is the Company’s corresponding response to such comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – Page 33

Critical Accounting Policies and Estimates – Page 42

Recent Accounting Pronouncements and Changes to Internal Controls — Page 44

Securities and Exchange Commission
May 23, 2005

1.	We note your disclosure on page 445 that your internal control over financial reporting was not effective as of March 31, 2004. Please tell us whether the measures taken in response corrected the identified error.

The Company supplementally advises the Staff that such measures corrected the identified error. The Company has added disclosure to the Registration Statement under “Management’s Discussion and Analysis of Financial Condition and Results of Operations-Critical Accounting Estimates and Policies” that addresses the Staff’s comment.

Legal Procedures — Page 62

2.	We note disclosure on page 63 of your belief that it is unlikely that sales of your products will be barred or suspended as a result of your violation of the applicable laws of the mentioned foreign jurisdictions. Please provide the basis for this belief or remove the statement.

In response to the Staff’s comment, we have deleted this disclosure from the Registration Statement.

Executive Compensation — Page 72

Summary Compensation Table — Page 72

3.	Please correct footnote (1) to state that Mr. Kilcoyne’s salary information reflects his employment through March 31, 2005.

In response to the response to the Staff’s comment, we have corrected footnote (1) to the Summary Compensation Table.

4.	We note your disclosure in footnote (8) that Mr. Mounier’s employment was terminated on November 9, 2004. However, it appears from his Settlement Agreement that he received compensation though February 28, 2005. Please confirm that the salary information contained in the table reflects all compensation received by Mr. Mounier through February 28, 2005.

In response to the Staff's comment, we have revised the salary information contained in the Summary Compensation Table so that it reflects all compensation earned by Mr. Mounier through February 28, 2005.

Securities and Exchange Commission
May 23, 2005

Certain Relationships and Related Party Transactions — Page 82

Preferred Stock Issuances — Page 82

5.	We note your disclosure in footnote (1) that the table does not reflect the warrants that are only exercisable if the IPO price is less than $13.50. As the assumed IPO price is $13.00, please include these warrants in the table.

In response to the Staff’s comment, we have amended the Preferred Stock Issuances table to include warrants issued in connection with the Company’s Series E Preferred Stock financing to those parties listed in the table.

Principal Stockholders — Page 84

6.	We note your response to prior comment 7 and the additional disclosure on page 87. In footnotes (17) — (20), please disclose the names of the members of the respective boards of directors who have or share voting and/or investment control over the shares owned by each of the entities listed in the table.

In response to the Staff’s comment, we have revised footnotes (17), (18) and (19) to the Principal Stockholders table to include the names of the members of the respective boards of directors who have or share voting and/or investment control over the shares owned by each of the entities listed in those footnotes. We supplementally advise the Staff that we will provide the information requested in the Staff’s comment with respect to footnote (20) in a subsequent filing.

Notes to Consolidated Financial Statements — Page F-8

Unaudited Pro Forma Stockholders’ equity — Page F-11

7.	We note your disclosure herein and throughout the filing that you adjusted your pro forma stockholders’ equity for the warrants issued in conjunction with the Series E financing by reclassifying the fair value associated therewith from a liability to additional paid-in capital with any changes in the warrant’s fair value prior to the consummation of the offering recorded as a gain or loss to

Securities and Exchange Commission
May 23, 2005

accumulated deficit. Please tell us supplementally why you believe it is appropriate to present pro forma information for the reduction of this liability on the face of your balance sheet. Also, tell us why changes in the fair value of the warrants are appropriately presented as non-operating gains or losses under Statement 150 or other authoritative U.S. generally accepted accounting principles. Please provide references to the generally accepted accounting principles that support this accounting. Revise the filing as necessary based on our comment. We may have further comments after reviewing your response and revisions.

The Company supplementally advises the Staff that upon completion of the offering, the warrants issued in connection with the Company’s Series E financing will no longer be classified as a liability. Upon completion of the offering, the warrants become exercisable into a fixed number of shares and SFAS 150 par. 12.c, which previously required the Warrants to be accounted for as a liability, is no longer applicable (as set forth in the Company’s letter to the Staff dated April 26, 2005.) Upon completion of the offering, SFAS 150 requires the warrants to be classified as equity. Because this change in classification is directly related to the offering, the Company believes that this reclassification should properly be presented as a pro-forma adjustment. Any gain or loss arising from changes in fair value of the warrants is required to be included in earnings pursuant to paragraph 24 of FAS 150. This gain or loss would be classified as non-operating under SX Rule 5-03(9), consistent with the Company’s accounting for interest income, interest expense and gains and losses on marketable securities.

Item 16. Exhibits and Financial Statements — Page II-2

8.	We note your response to prior comment 13. However, it does appear that an English translation of Exhibit 10.6 has been filed. Please confirm that the new exhibit has in fact been filed or please do so with the next amendment.

We supplementally advise the Staff that an English translation of Exhibit 10.6 is being filed with Amendment No. 4.

     Please direct all orders and notices issued in response to this letter to the undersigned. If you have any questions, please contact the undersigned at (650) 614-7656 or Louis D. Soto at (650) 614-7464.

Sincerely,

ORRICK, HERRINGTON & SUTCLIFFE LLP

Securities and Exchange Commission
May 23, 2005

/s/ Glen R. Van Ligten
    Glen R. Van Ligten

cc:	John T. Kilcoyne (Micrus Endovascular Corporation (formerly Mircrus Corporation))
Robert A. Stern (Micrus Endovascular Corporation (formerly Micrus Corporation))
John Clements (PricewaterhouseCoopers)
Karen I. Calhoun (McDermott Will & Emery LLP)